UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                  Newmont Gold Company
                               (Name of Issuer)

               Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                   651637100
                                (CUSIP Number)

Timothy J. Schmitt, Esq.                          with copies to:
Newmont Mining Corporation                        Maureen Brundage, Esq.
1700 Lincoln Street                               1155 Avenue of the Americas
Denver, Colorado 80203                            New York, NY  10036
(303) 863-7414                                    (212) 819-8200

______________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)





                                  May 5, 1997
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (__).
                                 ____________


                               Page 1 of 7 Pages

                                 SCHEDULE 13D


  CUSIP No.                         Page 2 of 7 Pages
 651637100


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Newmont Mining Corporation

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (__)
                                                       (b) (__)
  3  SEC USE ONLY


  4  SOURCE OF FUNDS
       OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   (__)
     PURSUANT TO ITEMS 2(d) or 2(e)

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
 NUMBER OF SHARES            7  SOLE VOTING POWER
 BENEFICIALLY OWNED BY            159,049,230
 EACH REPORTING PERSON
                             8  SHARED VOTING POWER
 WITH


                             9  SOLE DISPOSITIVE POWER
                                  159,049,230
                                SHARED DISPOSITIVE POWER
                            10

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       159,049,230

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                             (__)
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       93.9%

 14  TYPE OF REPORTING PERSON

       HC, CO

                                       Page 3 of 7 Pages

ITEM 1.  SECURITY AND ISSUER

      This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Newmont Gold Common Stock"), of Newmont Gold Company, a Delaware corporation ("Newmont Gold"). The principal executive offices of Newmont Gold are located at 1700 Lincoln Street, Denver, Colorado 80203.


ITEM 2.  IDENTITY AND BACKGROUND

      This statement on Schedule 13D is being filed by Newmont Mining Corporation ("Newmont Mining"). The principal business of Newmont Mining is to act as a parent holding company of Newmont Gold.

      Newmont Mining is organized under the laws of Delaware, and the address of its principal place of business is 1700 Lincoln Street, Denver, Colorado 80203.

      The attached Schedule A contains a list of the executive officers and directors of Newmont Mining which includes the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) place of citizenship.

      During the last five years, neither Newmont Mining nor, to the best knowledge of Newmont Mining, any of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Pursuant to the Agreement and Plan of Merger, dated as of March 10, 1997 (the "Merger Agreement"), among Newmont Mining, Midtown Two Corp., a wholly-owned subsidiary of Newmont Mining ("Sub"), and Santa Fe Pacific Gold Corporation ("Santa Fe"), and effective May 5, 1997, Sub was merged (the "Merger") with and into Santa Fe, with Santa Fe being the surviving corporation (the "Surviving Corporation").

      Immediately after the consummation of the Merger, pursuant to a Contribution Agreement dated as of March 31, 1997 (the "Contribution Agreement"), between Newmont Mining and Newmont Gold (a copy of which is an exhibit hereto), Newmont Mining transferred to Newmont Gold all of the shares of common stock of the Surviving Corporation acquired pursuant to the Merger Agreement in exchange for (i) shares of Newmont Gold Common Stock in an amount equal to the number of shares of common stock of Newmont Mining issued to former Santa Fe stockholders pursuant to the Merger Agreement, and (ii) options to acquire additional shares of Newmont Gold Common Stock which have the same terms as options to acquire additional shares of common stock of Santa Fe assumed by Newmont Mining pursuant to the Merger Agreement (except that Additional Options will be exercisable for shares of Newmont Gold Common Stock).

      As a result of the transaction contemplated by the Contribution Agreement (the "Contribution Transaction"), Newmont Mining acquired (i) 56,571,306 additional shares of Newmont Gold Common Stock and (ii) Options to purchase an additional 565,634 shares of Newmont Gold Common Stock (the "Additional Options").

                                       Page 4 of 7 Pages

ITEM 4.  PURPOSE OF THE TRANSACTION

      Effective January 1, 1994, Newmont Gold and Newmont Mining entered into a transaction (the "1994 Transaction") pursuant to which Newmont Gold acquired all of the operations and assets of Newmont Mining, except for shares of Newmont Gold Common Stock retained by Newmont Mining, and Newmont Gold assumed all existing and future liabilities of Newmont Mining (but excluding, among other things, outstanding employee stock options of Newmont Mining (the "Newmont Mining Options") exercisable for the common stock of Newmont Mining, par value $1.60 per share (the "Newmont Mining Common Stock")). As part of the 1994 Transaction, among other things, the then outstanding shares of Newmont Mining Common Stock were split so that the number of outstanding shares of Newmont Mining common stock would equal the number of shares of Newmont Gold Common Stock held by Newmont Mining, and Newmont Gold issued to Newmont Mining options exercisable for Newmont Gold Common Stock (the "Newmont Gold Options") on the same terms as the Newmont Mining Options. It was and is intended that the Newmont Gold Options would be exercised when and to the extent that comparable Newmont Mining Options were exercised.

      The purposes of the 1994 Transaction were (i) to transfer all operations of Newmont Mining to Newmont Gold and (ii) to have the stockholders of Newmont Mining and Newmont Gold have identical per share interests in the reserves, production, earnings and dividends of Newmont Gold. In order to maintain these identical per share interests going forward, the number of shares of Newmont Gold Common Stock held by Newmont Mining must always equal the number of outstanding shares of Newmont Mining Common Stock. As a result, upon the issuance by Newmont Mining of additional Newmont Mining Options to its employees, Newmont Gold will issue to Newmont Mining additional Newmont Gold Options upon the same terms and conditions as the Newmont Mining Options so issued. When employees exercise their Newmont Mining Options, Newmont Mining will exercise an equal number of the Newmont Gold Options. In addition, upon the issuance by Newmont Mining of additional shares of Newmont Mining Common Stock, or securities exercisable for or convertible into such shares, Newmont Gold will issue to Newmont Mining an equal number of shares of Newmont Common Stock, or securities exercisable for or convertible to such shares.

      The purposes of the Contribution Transaction described in Item 3 were
(i) to transfer to Newmont Gold the shares of common stock of Santa Fe acquired pursuant to the Merger Agreement so that Newmont Mining would continue to have no operations and all operations would be conducted by Newmont Gold and its subsidiaries and (ii) to maintain the equilibrium between the number of outstanding shares of Newmont Mining Common Stock and the number of shares of Newmont Gold Common Stock held by Newmont Mining.

      Newmont Mining and Newmont Gold from time to time have considered, and will continue to consider, various approaches to simplify their corporate structure. Such approaches could include a merger or other extraordinary corporate transaction involving Newmont Gold, the issuance of additional shares of Newmont Gold Common Stock by Newmont Gold or the disposition of Newmont Gold Common Stock by Newmont Mining, a change in the capitalization of Newmont Gold and/or other changes of the type described in the next succeeding paragraph.

      Except as set forth above and in Item 6 and except in the case of the persons listed on Schedule A in their capacities as directors and/or executive officers of Newmont Gold, neither Newmont Mining nor, to the best knowledge of Newmont Mining, any of the persons listed on Schedule A has any current plans or proposals that would result in (a) the acquisition by any person of additional securities of Newmont Gold or the disposition of securities of Newmont Gold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Newmont Gold or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Newmont Gold or any of its subsidiaries; (d) any change in the present board of directors or management of Newmont Gold, including any plans or proposals to change the

                                       Page 5 of 7 Pages

number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of Newmont Gold; (f) any other material change in Newmont Gold's business or corporate structure; (g) changes in Newmont Gold's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of Newmont Gold by any person; (h) any of Newmont Gold's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of Newmont Gold's equity securities becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Newmont Mining is the beneficial owner of 159,049,230 shares of Newmont Gold Common Stock, which constitutes beneficial ownership of 93.9% of the total outstanding shares of Newmont Gold Common Stock, based on 166,509,994 issued and outstanding shares of Newmont Gold Common Stock as of May 6, 1997, giving effect to the Contribution Transaction. The shares of Newmont Gold Common Stock so beneficially owned include 2,955,146 shares that Newmont Mining has the right to acquire upon the exercise of Newmont Gold Options. Set forth on Schedule A is the aggregate number of shares of Newmont Gold Common Stock beneficially owned by each of the persons listed on such Schedule, which, in each case constitutes less than 1% of the total outstanding shares of Newmont Gold Common Stock outstanding as of May 6, 1997.

      (b) Newmont Mining has the sole power to vote 159,049,230 shares and to dispose of 159,049,230 shares of Newmont Gold Common Stock.

      Except as otherwise specified on Schedule A, each person listed on Schedule A who beneficially owns shares of Newmont Gold Common Stock, as indicated on such Schedule, has the sole power to vote or to direct the vote of, and has the sole power to dispose of or to direct the disposition of, such shares.

      (c) On March 31, 1997, Newmont Mining acquired 470 shares of Newmont Gold Common Stock, 235 shares at $40.07 per share and 235 shares at $40.44 per share, through the exercise of Newmont Gold Options. Newmont Mining exercised such Newmont Gold Options as the result of the exercise of comparable Newmont Mining Options by employees of Newmont Mining.

      On May 5, 1997, each of James T. Curry, Donald W. Gentry, Patrick M. James, George B. Munroe and Jean Head Sisco was awarded 625 shares of Newmont Gold Common Stock pursuant to Newmont Gold's Directors' Stock Award Plan as a result of their election as directors of Newmont Mining.

      Except as disclosed above, during the past sixty days neither Newmont Mining nor any of the persons listed in Schedule A have purchased any shares of Newmont Gold Common Stock other than the shares of Newmont Gold Common Stock and Additional Options by Newmont Mining acquired by Newmont Mining in the Contribution Transaction.

      (d)  Not applicable.

      (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to Newmont Gold's Directors' Stock Award Plan, directors of Newmont Mining who are not employees of Newmont Mining or Newmont Gold receive

                                       Page 6 of 7 Pages

625 shares of Newmont Gold Common Stock annually on the date of their election or re-election at Newmont Gold's Annual Meeting of Stockholders. Shares awarded under the plan may not be encumbered or disposed of by the director until the earliest of (i) the expiration of five years after the date of receipt of such shares; (ii) the date such director ceases to be a director by reason of death or disability, or (iii) the later of (a) the date the director ceases to be a director for any reason other than death or disability and (b) the expiration of six months after the date of receipt of such shares.

      The executive officers listed on Schedule A may be awarded from time to time restricted shares of Newmont Gold Common Stock pursuant to the Newmont Gold incentive compensation plans. In addition, the executive officers listed on Schedule A may acquire shares of Newmont Gold Common Stock through investments made by them in the Newmont Gold Common Stock Fund maintained under the Newmont Gold Salaried Retirement Savings Plan.

      Neither Newmont Mining, nor, to the best knowledge of Newmont Mining, any of the individuals identified on Schedule A has any contract, arrangement, understanding or relationship with any person with respect to any securities of Newmont Gold other than that described in this Item 6 and in Items 3 and 4.

                                       Page 7 of 7 Pages


                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 15, 1997


                    NEWMONT MINING CORPORATION


                    By: /s/ Timothy J. Schmitt
                       Name:  Timothy J. Schmitt
                       Title: Vice President, Secretary
                              and Assistant General Counsel

                                                                    SCHEDULE A



          Each person named below is a director or executive officer of Newmont Mining, whose principal business is described above in Item 2.

                                                                                NUMBER OF SHARES
                                                         PRESENT PRINCIPAL      OF NEWMONT GOLD
 NAME AND                                                OCCUPATION OR          COMMON STOCK
 CITIZENSHIP            BUSINESS ADDRESS                 EMPLOYMENT             BENEFICIALLY OWNED

 Rudolph I.J. Agnew     World Conservation               Chairman               2,500
 Director               Monitoring Center
 England                7, Eccleston Street
                        Belgravia, London
                        SW1W 9LX, England

 J.P. Bolduc            JPB Enterprises, Inc.            Chairman and Chief     2,500
 Director               13237 West Meath Lane            Executive Officer of
 U.S.A.                 Clarksville, Maryland 21029

 Ronald C. Cambre       Newmont Mining Corporation       Chairman, President    12,657
 Director               1700 Lincoln Street              and Chief Executive
 U.S.A.                 Suite 2800                       Officer, Newmont
                        Denver, Colorado 80203           Mining and Newmont
                                                         Gold
 James T. Curry, Jr.    315 Robinwood Lane               Retired Chief          625
 Director               Hillsborough, California 94010   Executive Officer of
 U.S.A.                                                  Broken Hill
                                                         Proprietary Ltd.

 Joseph P. Flannery     Uniroyal Holding, Inc.           Chairman, President    2,500
 Director               70 Great Hill Road               and Chief Executive
 U.S.A.                 Naugatuck, Connecticut 06770     Officer
 Donald W. Gentry       Mining Engineering Department    Professor of Mining    625
 Director               Colorado School of Mines         Engineering
 U.S.A.                 1500 Illinois Street
                        Golden, Colorado 80401

 Leo I. Higdon, Jr.     Darden Graduate School of        Dean and Charles C.    1,875
 Director               Business Administration          Abbott Professor
 U.S.A.                 University of Virginia
                        Massie Road Extended
                        Charlottesville, Virginia
                        22903

 Thomas A. Holmes       Ingersoll-Rand Company           Retired Chairman and   2,500
 Director               200 Chestnut Ridge Road          Chief Executive
 U.S.A.                 Woodcliff Lake, New Jersey       Officer
                        07675
 Patrick M. James       Rio Algom Ltd.                   President and Chief    625
 Director               11408 Fairington Way, NE         Executive Officer
 U.S.A.                 Albuquerque, New Mexico 87111

 George B. Munroe       866 Third Avenue, 26th Fl.       Retired Chairman and   625
 Director               New York, New York 10022         Chief Executive
 U.S.A.                                                  Officer of Phelps
                                                         Dodge Corporation
 Robin A. Plumbridge    Gold Fields of South Africa      Chairman               2,500
 Director               Limited
 South Africa           P.O. Box 61525
                        Marshalltown 2017
                        Republic of South Africa

 Moeen A. Qureshi       Emerging Markets Corporation     Chairman of Emerging   2,500
 Director               2001 Pennsylvania Avenue         Markets Partnership
 U.S.A.                 Suite 1100
                        Washington, DC 20006

 Michael K. Reilly      Zeigler Coal Holding Company     Chairman               2,500
 Director               50 Jerome Lane
 U.S.A.                 Fairview Heights, Illinois
                        62208

 Jean Head Sisco        Sisco Associates                 Partner                625
 Director               2517 Massachusetts NW
 U.S.A.                 Washington, DC 20008-2823
 William I.M.           EXSULTATE INC.                   Chairman and Chief     2,500
 Turner, Jr.            1981 McGill College Avenue       Executive Officer
 Director               Suite 575
 Canada                 Montreal, Quebec H3A 2X1
                        Canada

 John A.S. Dow          Newmont Mining Corporation       Senior Vice            1,496
 U.S.A.                 1700 Lincoln Street              President,
                        Suite 2800                       Exploration
                        Denver, Colorado 80203

 Gary E. Farmar         Newmont Mining Corporation       Vice President and     0
 U.S.A.                 1700 Lincoln Street              Controller
                        Suite 2800
                        Denver, Colorado 80203
 Patricia A.            Newmont Mining Corporation       Vice President,        618
 Flanagan               1700 Lincoln Street              Treasurer and
 U.S.A.                 Suite 2800                       Assistant Secretary
                        Denver, Colorado 80203

 David H.               Newmont Mining Corporation       Senior Vice            0
 Francisco<F1>          1700 Lincoln Street              President,
 U.S.A.                 Suite 2800                       International
                        Denver, Colorado 80203           Operations
 Joy E. Hansen          Newmont Mining Corporation       Vice President and     0
 U.S.A.                 1700 Lincoln Street              General Counsel
                        Suite 2800
                        Denver, Colorado 80203

 Donald G. Karras       Newmont Mining Corporation       Vice President,        0
 U.S.A.                 1700 Lincoln Street              Taxes
                        Suite 2800
                        Denver, Colorado 80203

 Lawrence T.            Newmont Mining Corporation       Senior Vice            2,957
 Kurlander              1700 Lincoln Street              President and Chief
 U.S.A.                 Suite 2800                       Administrative
                        Denver, Colorado 80203           Officer
 Wayne W. Murdy         Newmont Mining Corporation       Executive Vice         3,800
 U.S.A.                 1700 Lincoln Street              President and Chief
                        Suite 2800                       Financial Officer
                        Denver, Colorado 80203

 W. James Mullin<F1>    Newmont Mining Corporation       Senior Vice            2,200
 U.S.A.                 1700 Lincoln Street              President,
                        Suite 2800                       North American
                        Denver, Colorado 80203           Operations
 David A. Baker<F1>     Newmont Mining Corporation       Vice President         0
 U.S.A.                 1700 Lincoln Street              Environmental
                        Suite 2800                       Affairs
                        Denver, Colorado 80203

 Steven A. Conte<F1>    Newmont Mining Corporation       Vice President,        0
 U.S.A.                 1700 Lincoln Street              Human Resources
                        Suite 2800
                        Denver, Colorado 80203

 Mary E.                Newmont Mining Corporation       Vice President,        75
 Donnelley<F1>          1700 Lincoln Street              Government Relations
 U.S.A.                 Suite 2800
                        Denver, Colorado 80203

 W. Durand              Newmont Mining Corporation       Vice President,        0
 Eppler<F1>             1700 Lincoln Street              Business Development
 U.S.A.                 Suite 2800                       and Planning
                        Denver, Colorado 80203
 Eric Hamer<F1>         Newmont Mining Corporation       Vice President and     0
 U.S.A.                 1700 Lincoln Street              Senior Project
                        Suite 2800                       Executive
                        Denver, Colorado 80203

 Bruce D. Hansen<F1>    Newmont Mining Corporation       Vice President,        0
 U.S.A.                 1700 Lincoln Street              Exploration
                        Suite 2800
                        Denver, Colorado 80203

 Leendert G.            Newmont Mining Corporation       Vice President,        0
 Krol<F1>               1700 Lincoln Street              Exploration
 U.S.A.                 Suite 2800
                        Denver, Colorado 80203
 Jack H. Morris<F1>     Newmont Mining Corporation       Vice President,        1,500
 U.S.A.                 1700 Lincoln Street              Corporate Relations
                        Suite 2800
                        Denver, Colorado 80203

 Jean-Michel            Newmont Mining Corporation       Vice President,        0
 Rendu<F1>              1700 Lincoln Street              Technical Services
 U.S.A.                 Suite 2800
                        Denver, Colorado 80203
 Timothy J. Schmitt     Newmont Mining Corporation       Vice President,        0
 U.S.A.                 1700 Lincoln Street              Secretary and
                        Suite 2800                       Assistant General
                        Denver, Colorado 80203           Counsel

<F1>     An executive officer of Newmont Gold, approximately 94% owned by Newmont Mining.
